Exhibit 7

BP p.l.c. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited)

Year ended December 31, 2003
($ million)
Profit before taxation	16,409
BP’s share of income in excess of dividends from joint ventures and associated undertakings	(756)
Capitalized interest	(190)

Profit as adjusted	15,463

Fixed charges
Interest net of interest expense of joint ventures and associated undertakings and unwinding of discount and change in discount rate for provisions	510
Rental expense representative of interest	490
Capitalized interest	190

1,190

Total adjusted earnings available for payment of fixed charges	16,653

Ratio of earnings to fixed charges	14.0

Total adjusted earnings available for payment of fixed charges, after taking account of adjustments to profit before taxation to accord with US GAAP	16,921

Ratio of earnings to fixed charges with adjustments to accord with US GAAP	14.2

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